Exhibit 1

Statement Showing Shareholding Pattern

	Name of the Company :	MAHANAGAR TELEPHONE NIGAM LIMITED

	Scrip Code :	C4TELE108		Quarter Ended :	31/03/2007

Category code	Category of Shareholder	Number of Shareholders	Total number of shares	Number of shares held in dematerialized form	Total shareholding as a percentage of total number of shares
					As a percentage of (A+B)[1]	As a percentage of (A+B+C)
(A)	Shareholding of Promoter and Promoter Group[2]
1	Indian
(a)	Individuals/ Hindu Undivided Family	1	354372740	NIL	59.87	56.25
(b)	Central Government/ State Government(s)				0.00	0.00
(c)	Bodies Corporate				0.00	0.00
(d)	Financial Institutions/ Banks				0.00	0.00
(e)	Any Others(Specify)				0.00	0.00
(e-i)					0.00	0.00
(e-ii)					0.00	0.00

	Sub Total(A)(1)	1	354372740	0	59.87	56.25

2	Foreign
a	Individuals (Non-Residents Individuals/ Foreign Individuals)				0.00	0.00
b	Bodies Corporate				0.00	0.00
c	Institutions				0.00	0.00
d	Any Others(Specify)				0.00	0.00
d-i					0.00	0.00
d-ii					0.00	0.00

	Sub Total(A)(2)	0	0	0	0.00	0.00

	Total Shareholding of Promoter and Promoter Group (A) = (A)(1)+(A)(2)	1	354372740	0	59.87	56.25

(B)	Public shareholding
1	Institutions
(a)	Mutual Funds/ UTI	63	30164714	30161014	5.10	4.79
(a)	Financial Institutions/Banks	47	113928064	113925264	19.25	18.08
(c)	Central Government/ State Government(s)				0.00	0.00
(d)	Venture Capital Funds				0.00	0.00
(e)	Insurance Companies				0.00	0.00
(f)	Foreign Institutional Investors	88	53572168	53572168	9.05	8.50
(g)	Foreign Venture Capital Investors				0.00	0.00
(h)	Any Other (specify)				0.00	0.00
(h-i)					0.00	0.00
(h-ii)					0.00	0.00

	Sub-Total (B)(1)	198	197664946	197658446	33.39	31.38

B 2	Non-institutions
(a)	Bodies Corporate	2104	17142495	17142495	2.90	2.72
(b)	Individuals
I	Individuals -i. Individual shareholders holding nominal share capital up to Rs 1 lakh	103195	18081483	17972609	3.05	2.87
II	ii. Individual shareholders holding nominal share capital in excess of Rs. 1 lakh.	88	2998895	2998895	0.51	0.48
(c)	Any Other (specify)
(c-i)	Clearing Members	217	827453	827453	0.14	0.13
(c-ii)	Trust	18	98254	98254	0.02	0.02
(c-iii)	NRI	1187	739147	739147	0.12	0.12

	Sub-Total (B)(2)	106809	39887727	39778853	6.74	6.33

(B)	Total Public Shareholding (B) = (B)(1)+(B)(2)	107007	237552673	237437299	40.13	37.71

	TOTAL (A)+(B)	107008	591925413	237437299	100	93.96

(C)	Shares held by Custodians and against which Depository Receipts have been issued	7	38074587	38074587	NA	6.04

	GRAND TOTAL (A)+(B)+(C)	107015	630000000	275511886	NA	100.00